Exhibit 99.2

Psyence Biomedical Ltd.

Management Discussion and Analysis (MD&A)

For the six months ended September 30, 2024 and 2023

Expressed in United States Dollars

(USD $)

Psyence Biomedical Ltd.
Management Discussion and Analysis

Operating and Financial review for the six-month periods ended September 30, 2024 and 2023

The following discussion of the results of our operations and our financial condition should be read in conjunction with the unaudited condensed consolidated financial statements included as Exhibit 99.1 to this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors” set forth in our Form 20-F filed with the SEC on July 29, 2024.

Business overview

Psyence Biomedical Ltd. (the “Company” or “PBM”), is the world’s first life science biotechnology company traded on Nasdaq (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with an incurable cancer diagnosis in a palliative care context.

We strive to set the global standard for excellence and consistency in drug development using nature-based psilocybin products. PBM’s priority is developing pharmaceutical grade nature derived psilocybin to help heal psychological trauma and the diagnosable disorders that can result therefrom, including adjustment disorder (AjD), anxiety, depression, post-traumatic stress disorder (“PTSD”), and grief and bereavement, especially in the context of palliative care. Our focus includes therapeutic protocols for medical and scientific research including observational studies.

Our lead product candidate is PEX010, a capsule containing 25mg naturally sourced psilocybin and which is being used in our Phase IIb double-blind, randomized, placebo (1mg low dose) controlled clinical trial to assess the efficacy and safety of PEX010 in psilocybin-assisted psychotherapy for the treatment of AjD due to incurable cancer (the “Phase IIb Study”).

We have contracted iNGENū, a CRO in Australia that specializes in the study of psychedelics, to conduct the Phase IIb Study Outsourcing the study to a CRO assists the company in operating in a more capital efficient manner without the overhead of handling in-house. The study has received ethics approval, and first patient enrolment is expected in Q1 2025.

Operating results

Our key financials and operating highlights for the six months ended September 30, 2024 are:

Sales and marketing costs

For the six months period ended September 30, 2024, we incurred sales and marketing costs of $320,708, consisting primarily of expenses for investor relations, travel, content, promotional materials and website costs. This significant increase compared to the $2,122 incurred during the six months ended September 30, 2023, is due to the Company’s uplisting to the NASDAQ, which requires substantially more investor engagement. These additional costs include retaining investor relations (IR) and public relations (PR) firms, creating content for investor communications, and traveling to meet investors and financiers of the Company.

Research and development

For the six months period ended September 30, 2024, we incurred research and development costs of $265,626 (September 30, 2023: $791,439), with the current period's costs consisting of site initiation fees in preparation for expected patient enrolment in Q1 2025. In contrast, the prior period's costs were higher due to expenses related to site selection and a significant payment for ethics submission associated with the clinical trial.

General and administration costs

For the six months period ended September 30, 2024, we incurred general and administrative costs of $536,140 (September 30, 2023: $85,569), which consisted of filing and listing fess, bank fees, directors and officers insurance, salaries and wages and operational costs. The increase is primarily due to the additional costs associated with the NASDAQ listing and filing requirements, higher insurance

Psyence Biomedical Ltd.
Management Discussion and Analysis

premiums for directors and officers (D&O), and increased salaries to support the Company’s expanded operations.

Professional and consulting fees

For the six months period ended September 30, 2024, professional and consulting fees totalled $808,872 (September 30, 2023: $584,427).

This consisted of $408,457 (September 30, 2023: $248,131) paid to consultants for business strategy, financial and administrative services, legal fees of $304,769 (September 30, 2023: $312,455) paid to legal practitioners for various corporate matters, and $95,619 (September 30, 2023: $23,841) for audit fees and accounting fees.

The increase is primarily attributed to higher consulting costs driven by the Company's uplisting to the NASDAQ, requiring additional strategic, financial, and administrative support, as well as increased audit fees to meet enhanced regulatory and reporting requirements.

Other Items

For the six months period ended September 30, 2024, the Company significantly reduced the balance of its outstanding convertible debt through a conversion to shares which led to a fair value gain of $4,437,063. In the comparative six months the Company did not have any convertible debt. The convertible debt was raised upon listing to the NASDAQ in January 2024 and as at the date of this report, the Company had eliminated all convertible debt.

Update to Palliative Care Clinical Trial

The 87 - patient Phase IIb Study being conducted by the CRO, iNGENū, in Australia is the one that has been referred to in discussions with the FDA in the pre-IND process. The study has received ethics approval, and first patient enrolment is expected in Q1 2025.

Liquidity and capital resources

Since incorporation, our operations have been financed from investment by our shareholders, a convertible debt note and an equity line of credit. Our main use for liquidity is funding scientific research, clinical studies, salaries and professional and consulting fees. Our ability to fund operations and to make planned cash flows are subject to prevailing economic conditions, regulatory and financial, business, and other factors, some of which are beyond our control.

As of September 30, 2024, we had a cash balance including restricted cash of $1,962,130 and negative working capital of $1,265,232.

The Company’s current expenditure obligations include milestone-related commitments for the Phase IIb palliative care clinical trial. The Company expects to continue funding these projects with available cash and cash equivalents, and therefore, is subject to risks including, but not limited to, an inability to raise additional funds through the issuance of equity, debt instruments or similar means of financing to support the Company’s continued development, including operating requirements and to meet its liabilities and commitments at they become due.

The Company has experienced cash outflows from operations since incorporation and by nature of its business, will require ongoing financing to continue its research and development operations. The Company’s ability to access both public and private capital is dependent upon, among other things, general and sectoral market conditions and the capital markets generally, market perceptions about the Company and its business operations, and the trading prices of the Company’s securities from time to time. There can be no assurance that additional funds can be raised upon terms acceptable to the Company, or at all, as funding for early-stage companies remain challenging generally

The Company’s primary capital needs are funds to advance its research and development activities and for working capital purposes. These activities include staffing, pre-clinical studies, clinical trials, professional and consulting fees and general and administrative costs. There are uncertainties regarding the Company’s ability to continue as a going concern. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable for the Company as those previously obtained, or at all.

Psyence Biomedical Ltd.
Management Discussion and Analysis

Research and development, patents and licenses

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in the statements of net loss and comprehensive loss as incurred.

Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies as these require a high level of subjectivity and judgement and could have a material impact on PBM’s  financial statements.

Going concern

Our financial statements included elsewhere in this Report have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

Management routinely plans future activities including forecasting future cash flows and forming judgements collectively with directors of the Company.

Judgement is required in determining if the Company’s has sufficient cash reserves, together with all other available information, to continue as a going concern for a period of at least twelve months.

As of September 30, 2024 the Company has concluded that a material uncertainty exists that casts significant doubt about the Company’s ability to continue as a going concern. As of the date of this report, the Company has sufficient resources to meet its obligations as they fall due for at least 12 months from this date and therefore believes that such material uncertainty of the Company’s ability to continue as a going concern has been alleviated.

Quantitative and Qualitative Disclosures About Financial Instruments and Financial Risk Management

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management, as well as monitoring. Our Board has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Psyence Biomedical Ltd.
Management Discussion and Analysis

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. Historically, the Company’s main source of funding has been through investments from its parent. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant equity or debt funding on terms satisfactory to the Company, or at all.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.

The Company operates internationally and is exposed to foreign exchange risk from the Canadian Dollar and United States Dollar. Foreign exchange risk arises from transactions as well as recognized financial assets and liabilities denominated in foreign currencies.

A 10% adverse change in exchange rate would have resulted in a loss of $21,021 as of September 30, 2024.

Management mitigates the risk of adverse exchange rate movements by holding funds in US dollars.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.

Capital Management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. The Company considers its shareholders’ equity balance as capital.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2024. We do not participate in transactions that create relationships with entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.